UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
In re:	Chapter 11

IMPART MEDIA GROUP, INC., et al,	Case No. 08-10510 (REG)
Debtors.	Case No. 08-11892 (REG) Jointly Administered

ORDER CONFIRMING PLAN OF REORGANIZATION

PROPOSED BY THE DEBTORS AND CREDITOR PROPONENTS

Upon the filing and consideration of the Plan of Reorganization Proposed by the Debtors and Creditor Proponents, dated September 17, 2008 and on file with the Court (ECF Docket No. 53 (the “Plan”)1, and the Plan Supplement, dated January 26, 2009, on file with the Court (ECF Docket No. 59) and the Plan having been duly served upon all creditors and other parties in interest; and upon the record of the hearing to confirm the Plan which was held after due and sufficient notice on January 29, 2009; and there being no objections to the plan;

NOW THEREFORE, based upon the offer of proof made by the Debtors, and upon the record in these cases, and after due deliberation and sufficient cause appearing, the Court makes the following findings of fact and conclusions of law:

A. The Court has jurisdiction over the Debtors' Chapter 11 cases pursuant to sections 157 and 1334 of title 28 of the United States Code. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b).

B. The transmittal and service of the Plan (in the form so transmitted and served) and the Disclosure Statement related thereto, and of all other materials transmitted and served in solicitation of votes to accept or reject the Plan, were adequate and sufficient and performed in accordance with the Court's Order Approving Amended Disclosure Statement, (ii) Scheduling Hearing to Consider Plan Confirmation, (iii) Establishing Deadline for Objecting to Plan, (iv) Approving Form of Ballot, (v) Approving Voting Deadline, Voting Procedures, Tabulation Procedures, and Solicitation Procedures, (vi) Approving Form and Manner of Notices and (vii) Extending the Exclusive Plan Solicitation/Acceptance Period, dated December 3, 2008 (ECF Docket No. 54) and no other or further notice of such documents is required.

C. The solicitation and tabulation of votes to accept or reject the Plan was conducted in good faith and in a thorough manner, was made of all impaired creditors holders as of the record date, gave all such creditors holders a fair and adequate opportunity to accept or reject the Plan, and was in compliance with section 1126(b) of Title 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”) and all other provisions of the Bankruptcy Code, the Bankruptcy Rules and the orders of the Court.  The ballot report and certification submitted by the Debtors is approved.

D. The Plan complies with all applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

E. The Plan properly classifies claims and interests, and the claims and interests in each class are substantially similar to the other claims and interests in that class. Valid business, factual and legal reasons exist for separately classifying the various classes of claims and interests, and such classes do not unfairly discriminate between or among holders of claims and interests.  The Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

F. The Plan specifies the impaired classes of claims and interests under the Plan and specifies the treatment of such claims and interests, thereby satisfying sections 1123(a)(2) and (a)(3) of the Bankruptcy Code.  The Plan provides for the same treatment for each claim and interest in each class, unless the holder of a claim or interest has agreed to less favorable treatment, thereby satisfying section 1123(a)(4) of the Bankruptcy Code.  The Plan provides adequate and proper means for its implementation, thereby satisfying section 1123(a)(5) of the Bankruptcy Code.

G. The charter of the Reorganized Debtor will comply with section 1123(a)(6) of the Bankruptcy Code and shall include a provision prohibiting the issuance of non-voting equity securities (to the extent required by section 1123(a)(6)).

H. The Plan provides for the appointment of new officers and new directors which are consistent with the interests of creditors and equity security holders and public policy, thereby satisfying section 1123(a)(7) of the Bankruptcy Code.

I. The Plan is dated and identifies the Plan Proponents, thereby satisfying Bankruptcy Rule 3016(a).  The solicitation of votes to accept or reject the Plan satisfies Bankruptcy Rule 3018.

J. The Plan Proponents have complied with all applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code.

K. The Plan has been proposed in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code.

L. All payments made or promised by the Debtors for services or for costs and expenses in, or in connection with, the Plan and incident to the case are subject to approval by the Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

M. The identity and affiliation of the officer(s) and director(s) of the Reorganized Debtor and the appointment of such individual is consistent with the interests of the creditors and equity security holders.  Consequently, section 1129(a)(5) of the Bankruptcy Code has been satisfied.

N. There is no governmental regulation of any rates of the Debtors, thereby rendering section 1129(a)(6) of the Bankruptcy Code inapplicable to the Plan.

O. Each holder of an impaired claim or interest either has accepted the Plan or will receive or retain, as of the Effective Date of the Plan, property having a present value not less than the present value that each such holder would receive if the Debtors' assets were liquidated under Chapter 7 of the Bankruptcy Code, thereby satisfying section 1129(a)(7) of the Bankruptcy Code.

P. Each class of claims and interests has either accepted the Plan (in accordance with sections 1126(c) and (d) of the Bankruptcy Code) as evidenced by the ballot tabulation filed with the Court on January 26, 2009 (ECF Docket No. 58), and representations made at the hearing, or is not impaired; the Plan satisfies section 1129(a)(8) of the Bankruptcy Code.

Q. The treatment of Administrative Expense and Non-Tax Priority Claims under the Plan satisfies the requirements of sections 1129(a)(9)(A) and (B) of the Bankruptcy Code and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

R. Classes 2, 3, and 4 are impaired classes of claims under the Plan, each of which has accepted the Plan, thereby satisfying section 1129(a)(10) of the Bankruptcy Code.  Holders of Class 5 Interests are receiving no distribution and their equity interests are being extinguished and cancelled under the Plan.  Class 5 is therefore deemed to have rejected the Plan.  Pursuant to Section 1129(b) of the Bankruptcy Code, the Plan may be confirmed notwithstanding the rejection of the Plan by Class 5.  The Plan is fair and equitable and does not discriminate unfairly against holders of Class 5 Interests because senior classes of creditors are not being paid in full.

S. The Plan provides for a Disbursing Agent to receive all Post Confirmation Assets and to complete the distributions under the Plan.  Confirmation is not likely to be followed by the liquidation or further financial reorganization of the Reorganized Debtor and the Plan therefore complies with section 1129(a)(11) of the Bankruptcy Code.

T. All fees currently due under 28 U.S.C. § 1930 have been paid by the Debtors or shall be paid by the Disbursing Agent, thereby satisfying section 1129(a)(12) of the Bankruptcy Code.

U. The initial Disbursing Agent shall be Goldberg Weprin Finkel Goldstein LLP.  The appointment of the Disbursing Agent is consistent with the interests of creditors and equity security holders and with public policy and satisfies section 1123(a)(7) of the Bankruptcy Code.

V. Under the circumstances in these Chapter 11 cases, confirmation is in the best interests of creditors and equity security holders and other parties in interest, and all conditions to confirmation contained in the Plan, the Bankruptcy Code and the Bankruptcy Rules have been satisfied.

1 Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Plan.

NOW, THEREFORE, based on the foregoing,2

IT IS HEREBY ORDERED, ADJUDGED AND DECREED as follows:

1. The Plan is hereby CONFIRMED in its entirety and Plan Documents are approved.

2. All objections to the Plan that have not been withdrawn are overruled on their merits.

3. Upon entry of this Order and the occurrence of the Effective Date, the terms of the Plan shall be binding upon the Debtors, their successors and assigns, the Creditor Proponents, the Disbursing Agent, any entity acquiring or receiving property or a distribution under the Plan, any holder of an administrative expense claim, or other claim or equity interest against or in the Debtors including all federal, state and local governmental entities and all parties given notice of the Plan whether or not (i) the administrative expense claim, claim or equity interest of such holder is impaired under the Plan, (ii) such holder or entity has accepted the Plan, and (iii) a proof of claim, demand for payment of administrative expense or appearance has been made in these chapter 11 cases.

4. All executory contracts and unexpired leases of the Debtors not assumed or rejected prior to the Effective Date are rejected as of the Confirmation Date.  ANY CLAIM ARISING OUT OF THE REJECTION OF AN EXECUTORY CONTRACT SHALL BE FILED WITHIN THIRTY (30) DAYS FOLLOWING THE DATE OF THIS ORDER OR SUCH CLAIM SHALL BE FOREVER BARRED.

5. The Plan Proponents and their representatives are authorized to execute, deliver, file or record such contracts, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan. The Plan Proponents are authorized to take all necessary steps to implement and consummate the Plan. This Order may be recorded in any court or court records and any clerk is authorized and directed to receive and record a certified copy of this Order.

6. Except as otherwise provided in the Plan, this Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any state or any other governmental authority or governmental unit with respect to the implementation or consummation of the Plan and any documents, instruments or agreements referred to in or contemplated by the Plan and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement, and any documents, instruments or agreements and any amendments or modifications thereto.

7. As of the Effective Date, the Debtors shall be deemed to have appointed the Disbursing Agent.  The Disbursing Agent shall receive the Post Confirmation Assets pursuant to the Plan.

8. As of the Effective Date, the current directors and current officers of the Debtors shall be deemed to have been removed and replaced by the sole officer and director identified in the Plan Supplement filed with the Court (the “New Director”).

9. On the Effective Date, ten (10) shares of the Reorganized Debtor Common Stock shall be issued in accordance with the Plan.  Not later than one year from the Effective Date, the public shell of IMG, as the Reorganized Debtor, may be merged into a merger partner entity, or a similar transaction may be effectuated (the “Business Combination”).  The Creditor Proponents shall be responsible for funding the Reorganized Debtor from the Effective Date to the consummation of the Business Combination.  The Reorganized Debtor shall issue and distribute the Reorganized Debtor Common Stock pursuant to the Reorganized Debtor Common Stock Creditor Distribution.  The Reorganized Debtor Common Stock Creditor Distribution shall be exempt from registration under the Securities Act and any state or local law pursuant to Bankruptcy Code § 1145.  No further shareholder approval shall be required to effect the Business Combination as described herein, and this Order and the Plan shall constitute full authority of the Reorganized Debtor and the New Director to take all actions and execute all documents in furtherance of the Plan and hereof and the transactions contemplated therein and hereby.

10. On the Effective Date, the issuance of securities as provided in the Plan, the appointment of the New Director as specified in the Plan, and all other corporate actions called for by the Plan shall be deemed authorized and approved by virtue of the entry of this Order in accordance with the Bankruptcy Code and applicable state law and without any requirement of further action by the shareholders, directors or members of the Debtors or Reorganized Debtor.  The Reorganized Debtor existence shall continue after the Effective Date and the Reorganized Debtor shall not be a “debtor” in this case.

11. Pursuant to section 1146(c) of the Bankruptcy Code, (i) the issuance, transfer, or exchange of notes or issuance of debt or equity securities under the Plan; (ii) the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan; and (iii) any merger agreements or agreements of consolidation, deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, sales, or other similar tax.  All such transactions consummated by the Debtors and approved hereunder shall be deemed to have been made under, in furtherance of, or in connection with the Plan and, therefore, shall not be subject to any stamp, real estate transfer, mortgage recording, sales, or other similar tax.

12. On the Effective Date, the Estate of each of the Debtors shall be substantively consolidated with each other such that the assets and liabilities of IMG shall be deemed to be the assets and liabilities of Impart, and the assets and liabilities of Impart shall be deemed to be the assets and liabilities of IMG.  As a consequence, any guaranties by one of the Debtors of the obligations of the other or any joint obligations shall be deemed liquidated so that the holder of such claims shall have one Claim against the consolidated Debtors and shall be deemed to be a single obligation.  Additionally, each and every proof of claim filed or to be filed in either case shall be deemed filed against the consolidated Estate.  Notwithstanding the foregoing, the substantive consolidation of the Estates shall not affect the legal and organizational structure of the Debtors.  IMG shall continue to exist as the Reorganized Debtor after the Effective Date as a separate legal entity, with all powers of a corporation as applicable under the laws of the State of Nevada and without prejudice to any right to alter or terminate such existence (whether by the Business Combination, acquisition or otherwise) under such applicable state law.

13. The rights afforded under the Plan and the treatment of Claims and Interests under the Plan are in exchange for and in complete satisfaction, discharge, and release of, all Claims including any interest accrued on any Claims from the Petition Date, and the termination of all Interests.  Confirmation shall (a) discharge the Debtors and the Reorganized Debtor from all Claims or other debts that arose before the Confirmation Date, and all debts of a kind specified in Bankruptcy Code §§ 502(g), (h), or (i), whether or not (i) a Proof of Claim based on such debt is Filed or deemed Filed under Bankruptcy Code § 501; (ii) a Claim based on such debt is Allowed; or (iii) the holder of a Claim based on such debt has accepted the Plan; and (b) terminate all Interests and other rights of Interests in the Debtors.

14. All Persons or entities who have held, hold or may hold Claims against or Interests in either of the Debtors, and all other parties in interest, along with their respective present and former employees, agents, officers, directors, principals and affiliates, are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kin on any such Claim or Interest against any of the Debtors, the Reorganized Debtor or the Creditor Proponents, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or other against the Debtors, the Reorganized Debtor or the Creditor Proponents, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtors, the Reorganized Debtor or the Creditor Proponents or against the property or interests in property of the Debtors, the Reorganized Debtor or the Creditor Proponents, (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due to the Debtors or against the property or interests in property of the Debtors, Reorganized Debtor or the Creditor Proponents with respect to such Claim or Interest or (e) pursuing any claim released pursuant to the Plan.  Such injunction shall extend to any successors of the Debtors and the Reorganized Debtor, and their respective properties and interests in properties.

15. On the Effective Date, except to the extent provided otherwise in the Plan, all notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guarantees, and other instruments and documents creating a claim against or interest in the Debtors will no longer be outstanding and will be cancelled, retired, and deemed terminated, and will cease to exist, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code.

16. The Department of the Treasury/Internal Revenue Service (the “IRS”) has filed proof of claim # 36 which asserts a priority unsecured claim in the total amount of $21,331.90 (the “IRS Priority Claim), as well as a general unsecured claim for penalties in the amount of $1,203l.42.  The IRS Priority Claim asserts claims for FUTA and income tax.  All issues between the Debtors and the IRS with regard to the IRS Priority Claim are resolved as set forth below.

17. With regard to the FUTA taxes asserted:  (a) for the tax period ending 12/31/2004, as soon as practicable after the Effective Date, but no later than sixty (60) days after the Effective Date, the Debtors shall pay to the IRS FUTA of $1,190.40, plus interest of $468.74, pursuant to a return filed by the Debtors, as set forth on the IRS Priority Claim; and (b) for the tax period ending 12/31/2005, where no return was filed and the tax due on the IRS Priority Claim is estimated, as soon as practicable, but not later than sixty days after the Effective Date, the Debtors shall file a Form 940 stating tax due in the amount of $3,875.00 and pay that amount plus interest thereon of $661.00.

18. With regard to the income tax asserted for the tax years 2005, 2006 and 2007, where no returns had been filed, the IRS Priority Claim is resolved as follows.  The Debtors have now filed their returns for 2005, 2006 and 2007 (the “Returns”), each of which shows no tax due on substantial losses; however the IRS has not had sufficient time to evaluate the Returns.  The IRS shall have until no later than  sixty days after the date that the last return was properly filed with the IRS Service Center  to contest the validity of the Returns (the “Return Contest Deadline”) by filing with the Court and serving upon counsel for the Debtors and the Creditor Proponents an amended proof of claim together with a statement explaining the basis for the amendment (the “Claim Amendment”).  On the Effective Date, the Debtors shall escrow one hundred fifty thousand dollars ($150,000) for payment of any tax ultimately found to be due under the Returns as asserted in the Claim Amendment (the “Tax Escrow”).  The Tax Escrow shall be released to the Debtors and the IRS Priority Claim deemed withdrawn and/or satisfied upon payment of the amounts set forth herein above and either (a) upon the IRS not timely filing a Claim Amendment or, (b) in the event of the timely filing of a Claim Amendment, upon the Debtors’ payment thereon.  The Debtors right to object to the Claim Amendment is fully reserved hereby, which objection shall be heard in the ordinary course by this Court.

19. This Court shall retain jurisdiction for the purposes set forth in the Plan and the Bankruptcy Code. To the extent that this Order conflicts with the Plan or any other document, this Order shall govern.  The failure to include or reference any provision of the Plan shall not render such provisions inapplicable.

Dated: New York, New York
January 29, 2009

S/ Robert E. Gerber
UNITED STATES BANKRUPTCY JUDGE

2 The findings of fact set forth above and conclusions of law stated herein shall constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014.  To the extent any finding of fact later shall be determined to be a conclusion of law, it shall be so deemed, and to the extent any conclusion of law later shall be determined to be a finding of fact, it shall be so deemed.